The Flexi Group Holdings Ltd

Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6

Changkat Semantan, Bukit Damansara

50490 Kuala Lumpur, Malaysia

February 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549
Attention: Mr. Paul Cline

Re:	The Flexi Group Holdings Ltd
Request for Withdrawal of Registration Statement on Form F-4 File No. 333-269739

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), The Flexi Group Holdings Ltd (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form F-4 (File No. 333-269739), together with all exhibits thereto, as amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2023, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Company advises the Commission that no securities have been issued or sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Joseph Lucosky, of Lucosky Brookman LLP, outside counsel to the Company, at (732) 395-4402, if you have any other questions or concerns regarding this matter.

Sincerely,

THE FLEXI GROUP HOLDINGS LTD

By:	/s/ Christopher I. Edwards
Name:	Christopher I. Edwards
Title:	Chief Executive Officer